1-14942

02035050

P.E 5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

MANULIFE FINANCIAL CORPORATION
200 Bloor Street East,
North Tower 11
Toronto, Ontario, Canada M4W 1E5
(416) 926-3500

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __ Form 40-F x

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No x

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

Date: May 8, 2002

By: [signature]
Name: Richard Lococo
Title: Vice President and Deputy General Counsel

Manulife Financial

First Quarter Report 1 to Shareholders

For the Quarter ended March 31, 2002

"Community," a spectacular bronze sculpture consisting of 21 life-size figures, stands proudly on the grounds of Manulife Financial's Head Office in Toronto. Completed in June 2001, "Community" is a contemporary representation that uniquely reflects Manulife's diversity and international operations. "Community" was commissioned by Manulife and designed by artist Kirk Newman. The sculpture is more than two metres high and measures more than eight metres in length.



Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

As at and for the three months ended March 31	2002	2001	% change
Premiums and deposits:			
Life and health insurance premiums	$ 1,959	$ 1,512	30
Annuity and pension premiums	561	604	(7)
Segregated fund deposits	4,886*	3,892	26
Mutual fund deposits	358	153	134
ASO premium equivalents	212	195	9
Total premiums and deposits	$ 7,976*	$ 6,356	25
Funds under management:			
General fund	$ 79,526	$ 62,909	26
Segregated funds	62,688	52,712	19
Mutua funds	1,779	1,459	22
Other managed funds	2,690	7,119**	(62)
Total funds under management	$ 146,683	$ 124,199**	18
Net income	$ 334	$ 274	22
Less: net income (loss) attributed to participating policyholders	(1)	4	N/A
Net income attributed to shareholders	$ 335	$ 270	24
Capitalization:			
Subordinated debt	$ 1,414	$ 1,407	–
Non-controlling interest in Manulife Financial Capital Trust	1,000	–	N/A
Trust preferred securities issued by subsidiaries	786	779	1
Equity			
Participating policyholders' equity	99	58	71
Shareholders' equity			
Common shares	619	612	1
Shareholders' retained earnings	7,866	6,879	14
Total capital	$ 11,784	$ 9,735	21
Selected key performance measures:			
Basic earnings per share	$ 0.70	$ 0.56	
Diluted earnings per share	$ 0.69	$ 0.56	
Return on shareholders' equity (annualized)	16.3 %	15.0 %	
Book value per share	$ 17.58	$ 15.54	
Shares outstanding (in millions)			
End of period	483	482	
Weighted average – basic	482	482	
Weighted average – diluted	486	486	

* Segregated fund deposits for the three months ended March 31, 2002 included $319 of segregated fund seed capital in Japan. Excluding the seed capital, segregated fund deposits were $4,567, an increase of 17% from 2001 and total premiums and deposits were $7,657, an increase of 21% from 2001.

** Other managed funds included Seamark Asset Management Ltd. ("Seamark") third party managed funds of $4,639 as at March 31, 2001. Disposition of a portion of the Company's controlling interest in Seamark occurred in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.

Message to Shareholders

Strong Top-Line Growth

Manulife Financial had an excellent start to 2002. The Company delivered strong top-line growth across all its businesses, giving us confidence that economic and financial market conditions are beginning to improve. Premiums and deposits increased 21 per cent in the first quarter of 2002 from a year earlier. Growth was both organic, reflecting a rebound in sales, particularly in the United States, and from our strategic acquisitions undertaken last year in Japan and Canada. Expansion of distribution channels and new product introductions were key drivers of the sales success.

Shareholders' net income was $335 million in the first quarter of 2002, an increase of 24 per cent from the same period last year. Earnings per share for the quarter were $0.70 and return on shareholders' equity was 16.3 per cent. Comparable results for the first quarter of 2001 were earnings per share of $0.56 and return on shareholders' equity of 15.0 per cent.

Funds under management were $146.7 billion as at March 31, 2002, an increase of 18 per cent from the previous year. Manulife maintained the high quality of its asset portfolio despite a general downward trend in the creditworthiness of many corporations and several high profile defaults. Our net impaired assets ratio continued to decline, to 0.21 per cent in the first quarter from 0.25 per cent at the end of 2001. At the same time, consistent with our conservative risk management culture, we continue to add to our provisions for credit losses, which totaled $1,830 million as at March 31, 2002, an increase of $345 million or 23 per cent from a year ago.

Although we are encouraged by our strong performance this quarter, we continue our focus on expense management. Fixed expenses continued to decline across our businesses. After adjusting for the impact of our recent acquisitions, total expenses in the first quarter 2002 were four per cent below the year earlier period and 11 per cent lower than the fourth quarter of 2001. Cost reductions occurred despite increases in production related expenses driven by higher sales across all businesses.

On April 1, 2002, Manulife concluded an agreement to outsource the management of its information technology infrastructure and operations. This arrangement is expected to result in a more robust technology environment, additional flexibility in supporting business growth and acquisition integration, and in overall improvement in customer service levels. In addition, this contract will provide expense management opportunities.

Business Growth

Benefiting from the steady equity markets and a partial recovery in the United States economy, Manulife's U.S. businesses experienced strong growth this quarter. Group Pensions sold a record 1,574 new cases, with particular success in the rapidly expanding broker-dealer distribution channel. Individual life insurance sales were at a record first quarter high, supported by recent enhancements to our product portfolio. Strong sales of our new Venture III variable annuity product, together with continued improvement in the equity markets, led variable annuity sales to a 16 per cent increase in the first quarter from the same quarter a year ago. And, our new college savings business continued its strong momentum into the first quarter with a 29 per cent increase in sales over the fourth quarter. Leading indicators for new business prospects in the coming months are strong.

Acquisitions undertaken in 2001 were also a source of significant growth for the Company this quarter. Manulife Japan, which acquired the business of our local partner in April 2001, recently became one of the first insurers in the country to offer universal life insurance products and variable annuities. Sales of our universal life insurance product, ManuFlex, introduced last October, have exceeded expectations and we have issued almost 27,000 policies since our launch. We are optimistic that sales of ManuSolution, our variable annuity product introduced this February, will do equally well in this market of large savers.

Last year's acquisitions in Canada – of Commercial Union's Canadian operations and Zurich Life's group life and health business – have now been fully integrated into Manulife. Commercial Union contributed more than three per cent to sales in our individual life business while Zurich Life contributed approximately nine per cent to sales in our group benefits business this quarter. In March 2002, we acquired the individual Canadian operations of Zurich Life. With this most recent transaction, Manulife's Canadian individual life business surpassed a significant milestone – $1 billion in gross annual premiums.

Manulife will continue to be an active participant in the ongoing life insurance market consolidation, taking advantage of strategic opportunities. Our disciplined approach to acquisitions, including a commitment to achieving acceptable returns *on amounts invested, ensures such opportunities will continue* to deliver value to our shareholders.

Looking Forward

Earlier this year, Moody's, one of the world's leading credit rating agencies, changed its outlook on Manulife Financial to positive from stable, citing "the Company's broad diversification, strong and consistent earnings, as well as the Company's sound capital, good liquidity and excellent asset quality." *This recognition, at a time when many others are being downgraded*, is a reflection of our success.

We are confident that our strategy of *growing organically and selectively pursuing acquisitions will continue* to contribute to strong, consistent results and deliver significant value to our shareholders on an ongoing basis.

Dominic D'Alessandro
President and Chief Executive Officer

Key Performance Measures

Shareholders' Net Income
(Canadian $ in millions, unaudited)


270
305
248
336
335
Q1
Q2
Q3
Q4
Q1
2001
2002

Basic Earnings per Share
(Canadian $, unaudited)


0.56
0.63
0.52
0.70
0.70
Q1
Q2
Q3
Q4
Q1
2001
2002

Return on Shareholders' Equity
(Canadian GAAP annualized %, unaudited)


15.0%
16.2%
12.6%
16.4%
16.3%
Q1
Q2
Q3
Q4
Q1
2001
2002

Premiums and Deposits
(Canadian $ in millions, unaudited)


6,356
6,379
6,258
6,847
7,976
Q1
Q2
Q3
Q4
Q1
2001
2002

Funds under Management
(Canadian $ in billions, unaudited)


124
141
135
142
147
Q1
Q2
Q3
Q4
Q1
2001
2002

Management's Analysis of Operations

Net Income

Manulife Financial reported a 24 per cent increase in shareholders' net income for the first quarter ended March 31, 2002, increasing to $335 million from $270 million in 2001. Most businesses showed earnings growth of 20 per cent or more. These increases were primarily due to strong business growth, expense efficiencies and the impact of acquisitions in Japan and Canada.

Return on Equity and Earnings per Share

The first quarter return on shareholders' equity was 16.3 per cent compared to 15.0 per cent for the same period in 2001. For the three months ended March 31, 2002, earnings per share were $0.70 compared to $0.56 in 2001.

Premiums and Deposits

Total premiums and deposits increased by 21 per cent to $7.7 billion in the first quarter of 2002 from $6.4 billion in 2001, excluding $319 million of segregated fund seed capital deposited in the quarter in Japan. This increase was primarily due to strong sales of 401(k) and annuity products in the United States, the impact of acquisitions in Japan and Canada, and growth in mutual fund deposits.

Funds under Management

Funds under management increased by 18 per cent to $146.7 billion as at March 31, 2002, up from $124.2 billion as at March 31, 2001. General fund assets increased by 26 per cent, reflecting the addition of assets from acquisitions and growth in insurance businesses. Segregated fund assets increased by 19 per cent or $10.0 billion from a year ago. This increase was primarily driven by strong net policyholder cash flows of 401(k) and annuity products in the U.S. over the past 12 months, and improved equity markets. Other managed funds decreased to $2.7 billion as at March 31, 2002, from $7.1 billion as at March 31, 2001, primarily due to the Company's disposition of a portion of its controlling interest in Seamark in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.

Capital

Total capital increased to $11.8 billion as at March 31, 2002 from $9.7 billion as at March 31, 2001. The increase was primarily a result of net income in the past 12 months and the issuance of Manulife Financial Capital Securities in the fourth quarter of 2001, partially offset by shareholder dividends.

Results of Operations by Division

U.S. Division

U.S. Division's 2002 first quarter net income increased by 57 per cent to $118 million compared to $75 million in the first quarter of 2001. All businesses showed excellent earnings growth driven by strong sales of 401(k) pension and variable annuity and life products. Also contributing to the growth was continued good expense management, favourable mortality experience, and a strengthened U.S. dollar. Prior year earnings were negatively impacted by poor equity markets, which led to lower margins and higher reserves in the variable annuities business, and higher credit provisions in response to weakened credit markets. Premiums and deposits increased by 18 per cent to $4.8 billion versus the year earlier result. This increase was primarily due to strong sales growth in all lines of business driven by ready market acceptance of new products, particularly in variable annuities; strong recurring premiums in the 401(k) pension business; excellent retention in the insurance business; and an improved economic environment. Funds under management as at March 31, 2002 of $76.4 billion were 11 per cent or $7.5 billion higher than at the same time in 2001, primarily due to consistently strong net policyholder cash flows over the past 12 months.

Canadian Division

Canadian Division shareholders' net income increased 26 per cent to $93 million, from $74 million in the first quarter of 2001. The increased earnings resulted from positive contributions from acquisitions in 2001, increased sales and higher margins on Individual Wealth Management products and expense efficiencies. Premiums and deposits were up 12 per cent to $1.5 billion in the quarter compared to 2001. An increase of $106 million in premiums and premium equivalents was due to the acquisitions of Zurich's group benefits and Commercial Union's Canadian life insurance businesses in 2001 as well as business growth. Strong long-term mutual fund sales drove a 54 per cent growth in mutual fund deposits, while segregated fund deposits declined four per cent. Funds under management increased 12 per cent to $34.7 billion as at March 31, 2002 from $31.0 billion as at the same time last year. This increase was primarily due to the impact of acquisitions, organic growth of insurance and fixed-income savings products and, for the Division's segregated and mutual fund businesses, improved equity markets and continued positive net policyholder cash flows. The acquisition of Zurich Canada on March 25, 2002 added $794 million to funds under management.

Asian Division

Asian Division shareholders' net income increased by 24 per cent to $53 million in the first quarter of 2002 from $42 million in 2001. This increase reflects business growth across the Division, particularly in Hong Kong individual insurance, and higher investment income. Premiums and deposits increased by 27 per cent to $753 million in the first quarter, reflecting business growth, particularly in Hong Kong individual insurance and the mutual fund business in Indonesia; and increased life insurance premiums across the region. Funds under management increased by 21 per cent to $8.6 billion as at March 31, 2002 from $7.1 billion in 2001 due to business growth across the Division and Mandatory Provident Fund deposits in Hong Kong.

Japan Division

Japan Division net income increased by $18 million to $30 million in the first quarter of 2002 from $12 million in 2001. This increase was mainly due to the impact of the acquisition of policies and assets of Daihyaku, partially offset by investments in technology and infrastructure. Premiums and deposits increased by $257 million to $383 million for the quarter ended March 31, 2002, excluding the $319 million of segregated fund seed capital deposited this quarter. Funds under management increased by $11.4 billion to $13.5 billion as at March 31, 2002. These increases primarily reflect the impact of the acquisition of assets from Daihyaku in the second quarter of 2001.

Reinsurance Division

Reinsurance Division reported net income of $50 million in the first quarter of 2002, an increase of 24 per cent over the $40 million reported in the first quarter of 2001. All lines of business performed well and contributed to the strong results in the quarter. Premiums of $201 million were consistent with the first quarter of 2001. Premium growth from the Life reinsurance business was largely offset by a reduction in the Property and Casualty reinsurance line, which had very strong premium growth in 2001. General fund assets increased by 15 per cent to $4.0 billion as at March 31, 2002 from $3.5 billion as at March 31, 2001, reflecting business growth and the impact of a strengthening U.S. dollar.

Risk Management

The Company's risk management practices and key risk factors are outlined on pages 22 to 25 of the 2001 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit Committee of the Board of Directors.

Quarterly Dividend

On February 5, 2002, the Board of Directors declared a quarterly shareholders' dividend of $0.14 per share on common shares of the Company, which was paid on March 19, 2002 to shareholders of record at the close of business on February 15, 2002.

Consolidated Statements of Operations

(Canadian $ in millions unless otherwise stated and per share data, unaudited)

For the three months ended March 31	2002	2001
Revenue		
Premium income	$ 2,520	$ 2,116
Investment income	1,117	1,001
Other revenue	377	346
Total revenue	$ 4,014	$ 3,463
Policy benefits and expenses		
To policyholders and beneficiaries		
Death and disability benefits	$ 741	$ 643
Maturity and surrender benefits	1,186	707
Annuity payments	320	307
Policyholder dividends and experience rating refunds	209	193
Net transfers to segregated funds	435	271
Change in actuarial liabilities	(329)	61
General expenses	613	584
Commissions	304	271
Interest expense	54	66
Premium taxes	28	24
Non-controlling interest in subsidiaries	19	(5)
Trust preferred securities issued by subsidiaries	17	16
Total policy benefits and expenses	$ 3,597	$ 3,138
Income before income taxes	$ 417	$ 325
Income taxes	(83)	(51)
Net income	$ 334	$ 274
Net income (loss) attributed to participating policyholders	$ (1)	$ 4
Net income attributed to shareholders	$ 335	$ 270
Net income	$ 334	$ 274
Weighted average number of common shares outstanding (in millions)	482	482
Weighted average number of diluted common shares outstanding (in millions)	486	486
Basic earnings per share	$ 0.70	$ 0.56
Diluted earnings per share	$ 0.69	$ 0.56

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Balance Sheets

(Canadian $ in millions, unaudited)	As at	**Mar. 31, 2002**	Dec. 31, 2001	Mar. 31, 2001
ASSETS	**Invested assets**			
	Bonds	$ 46,997	$ 46,070	$ 34,450
	Mortgages	8,303	7,902	7,361
	Stocks	6,994	6,964	4,893
	Real estate	3,365	3,484	3,384
	Policy loans	4,779	4,644	3,934
	Cash and short-term investments	4,427	4,995	4,586
	Other investments	737	693	878
	Total invested assets	$ 75,602	$ 74,752	$ 59,486
	Other assets			
	Accrued investment income	$ 975	$ 1,041	$ 807
	Outstanding premiums	535	482	378
	Future income taxes	379	517	542
	Miscellaneous	2,035	1,821	1,696
	Total other assets	$ 3,924	$ 3,861	$ 3,423
	Total assets	$ 79,526	$ 78,613	$ 62,909
	Segregated fund net assets	$ 62,688	$ 59,206	$ 52,712
LIABILITIES AND EQUITY	Actuarial liabilities	$ 54,804	$ 54,690	$ 42,816
	Benefits payable and provision for unreported claims	2,479	2,411	1,825
	Policyholder amounts on deposit	2,665	2,702	1,535
	Deferred realized net gains	3,456	3,583	3,527
	Banking deposits	942	769	643
	Other liabilities	3,327	2,881	2,768
		$ 67,673	$ 67,036	$ 53,114
	Subordinated debt	1,414	1,418	1,407
	Non-controlling interest in subsidiaries	1,069	1,064	60
	Trust preferred securities issued by subsidiaries	786	802	779
	Equity			
	Participating policyholders' equity	99	62	58
	Shareholders' equity			
	Common shares	619	614	612
	Shareholders' retained earnings	7,866	7,617	6,879
	Total equity	$ 8,584	$ 8,293	$ 7,549
	Total liabilities and equity	$ 79,526	$ 78,613	$ 62,909
	Segregated fund net liabilities	$ 62,688	$ 59,206	$ 52,712

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Equity

(Canadian $ in millions, unaudited)

For the three months ended March 31	Participating Policyholders	Shareholders	2002	2001
Operating retained earnings				
Balance, January 1	$ 62	$ 7,330	$ 7,392	$ 6,468
Net income (loss)	(1)	335	334	274
Shareholder dividends	–	(68)	(68)	(57)
Transfer of participating policyholders' *retained earnings from acquisition*	38	–	38	–
Balance, March 31	$ 99	$ 7,597	$ 7,696	$ 6,685
Currency translation account				
Balance, January 1	$ –	$ 287	$ 287	$ 131
Change during the period	–	(18)	(18)	121
Balance, March 31	$ –	$ 269	$ 269	$ 252
Retained earnings	$ 99	$ 7,866	$ 7,965	$ 6,937
Common shares				
Balance, January 1	$ –	$ 614	$ 614	$ 612
Common shares issued on exercise of options	–	5	5	–
Balance, March 31	$ –	$ 619	$ 619	$ 612
Total equity	$ 99	$ 8,485	$ 8,584	$ 7,549

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flows

(Canadian $ in millions, unaudited)	For the three months ended March 31	2002	2001
	Operating activities		
	Operating cash inflows		
	Premiums and annuity considerations	$ 2,468	$ 2,225
	Investment income received	1,119	954
	Other revenue	377	346
	Total operating cash inflows	$ 3,964	$ 3,525
	Operating cash outflows		
	Benefit payments	$ 2,188	$ 1,642
	Insurance expenses and taxes	961	1,005
	Dividends paid to policyholders	209	193
	Net transfers to segregated funds	435	271
	Change in other assets and liabilities	53	391
	Total operating cash outflows	$ 3,846	$ 3,502
	Cash provided by operating activities	$ 118	$ 23
	Investing activities		
	Purchases and mortgage advances	$ (13,500)	$ (9,245)
	Disposals and repayments	12,730	8,921
	Cash received from acquisition of business, net of cash paid	(103)	–
	Cash used in investing activities	$ (873)	$ (324)
	Financing activities		
	Increase in repurchase agreements and securities sold but not yet purchased	$ 210	$ 310
	Shareholder dividends	(68)	(57)
	Borrowed (repaid) funds, net	(1)	34
	Issue of subordinated debt, net	–	796
	Common shares issued on exercise of options	5	–
	Cash provided by financing activities	$ 146	$ 1,083
	Cash and short-term investments		
	Increase (decrease) during the period	$ (609)	$ 782
	Balance, January 1	4,761	3,480
	Balance, March 31	$ 4,152	$ 4,262

Composition of cash and short-term investments	**Beginning of period**		
	Gross cash and short-term investments	$ 4,995	$ 3,783
	Net payments in transit, included in other liabilities	(234)	(303)
	Net cash and short-term investments, January 1	$ 4,761	$ 3,480
	End of period		
	Gross cash and short-term investments	$ 4,427	$ 4,586
	Net payments in transit, included in other liabilities	(275)	(324)
	Net cash and short-term investments, March 31	$ 4,152	$ 4,262

The accompanying notes are an integral part of these interim consolidated financial statements.

Segregated Funds
Consolidated Statements of Net Assets

(Canadian $ in millions, unaudited) As at	Mar. 31, 2002	Dec. 31, 2001	Mar. 31, 2001
Investments, at market values			
Bonds	$ 2,899	$ 2,405	$ 3,151
Stocks	56,538	53,511	46,945
Real estate	2	2	2
Cash and short-term investments	3,385	3,390	2,667
Accrued investment income	10	9	18
Other assets (liabilities), net	(146)	(111)	(71)
Total segregated fund net assets	$ 62,688	$ 59,206	$ 52,712
Composition of segregated fund net assets:			
Held by Policyholders	$ 62,247	$ 59,052	$ 52,542
Held by the Company	441	154	170
Total segregated fund net assets	$ 62,688	$ 59,206	$ 52,712

Segregated Funds
Consolidated Statements of Changes in Net Assets

(Canadian $ in millions, unaudited) For the three months ended March 31	2002	2001
Additions		
Deposits from policyholders	$ 4,886	$ 3,892
Net realized and unrealized investment gains (losses)	17	(6,861)
Interest and dividends	242	332
Net transfers from *general fund*	435	271
Funds acquired	40	–
Currency revaluation	6	2,225
Total additions (reduction)	$ 5,626	$ (141)
Deductions		
Payments to policyholders	$ 1,924	$ 1,851
Management and administrative fees	220	204
Total deductions	$ 2,144	$ 2,055
Net increase (reduction) to segregated funds for the period	$ 3,482	$ (2,196)
Segregated fund net assets, January 1	59,206	54,908
Segregated fund net assets, March 31	$ 62,688	$ 52,712

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

Note 1 *Significant Accounting Policies*

Manulife Financial Corporation ("Manulife Financial," the "Company") is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life"), a Canadian life insurance company.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Superintendent of Financial Institutions (Canada) ("OSFI"), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2001 Annual Report and should be read in conjunction with the Annual Report.

Note 2 *Goodwill and Other Intangible Assets*

In September 2001, the CICA issued Handbook Section 1581, "Business Combinations," and Handbook Section 3062, "Goodwill and Other Intangible Assets." These new Handbook sections have been adopted by the Company effective for its fiscal year commencing January 1, 2002. Section 1581 requires that all business combinations be accounted for using the purchase method and provides specific criteria for recognizing intangible assets separately from goodwill. Under Section 3062, goodwill and intangible assets with indefinite useful lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. The Company has reviewed these new standards to determine whether there are any intangible assets with an indefinite useful life and will perform the required transitional impairment test on existing goodwill by June 30, 2002.

Adoption of Handbook Section 3062 resulted in a $6 increase in net income due to goodwill that was not amortized for the three months ended March 31, 2002.

The transitional provisions of Handbook Section 3062 also require the following disclosures:

For the three months ended	**Mar. 31, 2002**	Dec. 31, 2001	Mar. 31, 2001
Shareholders' net income, as reported	$ 335	$ 336	$ 270
Add back: goodwill amortization, net of tax	–	6	6
Shareholders' net income, excluding goodwill amortization, net of tax	$ 335	$ 342	$ 276
Basic earnings per share, as reported	$ 0.70	$ 0.70	$ 0.56
Basic earnings per share, excluding goodwill amortization, net of tax	$ 0.70	$ 0.71	$ 0.57
Diluted earnings per share, as reported	$ 0.69	$ 0.69	$ 0.56
Diluted earnings per share, excluding goodwill amortization, net of tax	$ 0.69	$ 0.70	$ 0.57

NOTE 3 *Stock-Based Compensation*

As at March 31, 2002, there were 14 million outstanding stock options and deferred share units.

Had the fair value method been used for all awards granted, net income for the three months ended March 31, 2002 would have been reduced by $12 (2001 – $15), and both basic and diluted earnings per share reduced by $0.02 (2001 – $0.03).

NOTE 4 *Acquisition of Zurich Life Insurance Company of Canada*

The Company received general fund assets with a fair value of $754 from its acquisition of Zurich Life Insurance Company of Canada on March 25, 2002. Segregated fund assets with a fair value of $40 were also acquired.

NOTE 5 *Segmented Information*

The Company provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to the Company's general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

The Company's business segments include the U.S., Canadian, Asian, Japan and Reinsurance divisions. Effective January 1, 2002, Japan was established as its own division and is no longer included in the results of Asian Division. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company's business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company's Reinsurance Division into the different geographic segments to which its business pertains.

Note 5 *Segmented Information (continued)*

By segment For the three months ended March 31, 2002	U.S. Division	Canadian Division	Asian Division	Japan Division	Reinsurance Division	Other	Total
Revenue							
Premium income							
Life and health insurance	$ 497	$ 579	$ 313	$ 369	$ 201	$ –	$ 1,959
Annuities and pensions	370	164	27	–	–	–	561
Total premium income	$ 867	$ 743	$ 340	$ 369	$ 201	$ –	$ 2,520
Investment income	460	418	88	34	59	58	1,117
Other revenue	251	77	24	7	13	5	377
Total revenue	$ 1,578	$ 1,238	$ 452	$ 410	$ 273	$ 63	$ 4,014
Interest expense	$ 4	$ 12	$ 10	$ 1	$ –	$ 27	$ 54
Income (loss) before income taxes	$ 161	$ 120	$ 54	$ 44	$ 63	$ (25)	$ 417
Income taxes	(43)	(28)	(1)	(14)	(13)	16	(83)
Net income (loss)	$ 118	$ 92	$ 53	$ 30	$ 50	$ (9)	$ 334
Amortization of realized and unrealized gains	$ 27	$ 24	$ 8	$ –	$ 1	$ 46	$ 106
Segregated fund deposits	$ 3,921	$ 375	$ 257	$ 333	$ –	$ –	$ 4,886
As at March 31, 2002							
Actuarial liabilities	$ 21,947	$ 18,060	$ 3,971	$ 9,635	$ 1,067	$ 124	$ 54,804
Funds under management							
General fund	$ 25,784	$ 23,760	$ 5,490	$ 13,046	$ 4,033	$ 7,413	$ 79,526
Segregated funds	50,608	9,597	2,069	414	–	–	62,688
Mutual funds	–	1,346	433	–	–	–	1,779
Other managed funds	–	–	624	–	–	2,066	2,690

By geographic location For the three months ended March 31, 2002	United States	Canada	Asia	Other	Total
Revenue					
Premium income					
Life and health insurance	$ 594	$ 591	$ 682	$ 92	$ 1,959
Annuities and pensions	370	164	27	–	561
Total premium income	$ 964	$ 755	$ 709	$ 92	$ 2,520
Investment income	488	489	122	18	1,117
Other revenue	256	77	33	11	377
Total revenue	$ 1,708	$ 1,321	$ 864	$ 121	$ 4,014

Note 5 *Segmented Information (continued)*

By segment For the three months ended March 31, 2001	U.S. Division	Canadian Division	Asian Division	Japan Division	Reinsurance Division	Other	Total
Revenue							
Premium income							
Life and health insurance	$ 431	$ 493	$ 262	$ 126	$ 200	$ –	$ 1,512
Annuities and pensions	402	161	41	–	–	–	604
Total premium income	$ 833	$ 654	$ 303	$ 126	$ 200	$ –	$ 2,116
Investment income	436	341	77	12	56	79	1,001
Other revenue	229	74	21	2	11	9	346
Total revenue	$ 1,498	$ 1,069	$ 401	$ 140	$ 267	$ 88	$ 3,463
Interest expense	$ 17	$ 14	$ 12	$ –	$ 1	$ 22	$ 66
Income before income taxes	$ 105	$ 93	$ 46	$ 13	$ 46	$ 22	$ 325
Income taxes	(30)	(20)	1	(1)	(6)	5	(51)
Net income	$ 75	$ 73	$ 47	$ 12	$ 40	$ 27	$ 274
Amortization of realized and unrealized gains	$ 42	$ 25	$ 7	$ –	$ –	$ 58	$ 132
Segregated fund deposits	$ 3,234	$ 391	$ 267	$ –	$ –	$ –	$ 3,892
As at March 31, 2001							
Actuarial liabilities	$ 21,296	$ 16,100	$ 3,424	$ 901	$ 892	$ 203	$ 42,816
Funds under management							
General fund	$ 26,260	$ 20,871	$ 5,007	$ 2,110	$ 3,508	$ 5,153	$ 62,909
Segregated funds	42,589	8,912	1,211	–	–	–	52,712
Mutual funds	–	1,250	209	–	–	–	1,459
Other managed funds	–	–	691	–	–	6,428	7,119

By geographic location For the three months ended March 31, 2001	United States	Canada	Asia	Other	Total
Revenue					
Premium income					
Life and health insurance	$ 524	$ 505	$ 389	$ 94	$ 1,512
Annuities and pensions	402	161	41	–	604
Total premium income	$ 926	$ 666	$ 430	$ 94	$ 2,116
Investment income	471	428	89	13	1,001
Other revenue	233	81	23	9	346
Total revenue	$ 1,630	$ 1,175	$ 542	$ 116	$ 3,463

Note 6 *Comparatives*

Certain comparative amounts have been reclassified to conform with the current period's presentation.

Statistical Summary

(Canadian $ in millions unless otherwise stated and per share information, unaudited)	2002 Q1	Q4	Q3	Q2	2001 Q1
Premiums and deposits:					
Life and health insurance premiums	**1,959**	2,036	1,971	1,866	1,512
Annuity and pension premiums	**561**	766	800	692	604
Segregated fund deposits	**4,886***	3,579	3,102	3,471	3,892
Mutual fund deposits	**358**	258	194	149	153
ASO premium equivalents	**212**	208	191	201	195
Total premiums and deposits	**7,976***	6,847	6,258	6,379	6,356
Funds under management:					
General fund	**79,526**	78,613	78,070	75,753	62,909
Segregated funds	**62,688**	59,206	51,466	55,689	52,712
Mutual funds	**1,779**	1,653	1,442	1,509	1,459
Other managed funds	**2,690**	2,710	3,637	7,935**	7,119**
Total funds under management	**146,683**	142,182	134,615	140,886**	124,199**
Net income	**334**	336	249***	308	274
Less: net income (loss) attributed to participating policyholders	**(1)**	–	1	3	4
Net income attributed to shareholders	**335**	336	248***	305	270
Normalized net income attributed to shareholders	**335**	336	312***	305	270
Capitalization:					
Subordinated debt	**1,414**	1,418	1,415	1,383	1,407
Non-controlling interest in Manulife Financial Capital Trust	**1,000**	1,000	–	–	–
Trust preferred securities issued by subsidiaries	**786**	802	780	766	779
Equity					
Participating policyholders' equity	**99**	62	62	61	58
Shareholders' equity					
Common shares	**619**	614	613	612	612
Shareholders' retained earnings	**7,866**	7,617	7,379	7,012	6,879
Total capital	**11,784**	11,513	10,249	9,834	9,735
Selected key performance measures:					
Basic earnings per share	**$ 0.70**	$ 0.70	$ 0.52	$ 0.63	$ 0.56
Normalized basic earnings per share	**$ 0.70**	$ 0.70	$ 0.65	$ 0.63	$ 0.56
Diluted earnings per share	**$ 0.69**	$ 0.69	$ 0.52	$ 0.63	$ 0.56
Normalized diluted earnings per share	**$ 0.69**	$ 0.69	$ 0.65	$ 0.63	$ 0.56
Return on shareholders' equity (annualized)	**16.3 %**	16.4 %	12.6 %	16.2 %	15.0 %
Normalized return on shareholders' equity (annualized)	**16.3 %**	16.4 %	15.8 %	16.2 %	15.0 %
Book value per share	**$ 17.58**	$ 17.07	$ 16.58	$ 15.81	$ 15.54
Market value to book value ratio	**2.49**	2.44	2.49	2.68	2.67
Market capitalization ($ billions)	**21.1**	20.1	19.9	20.4	20.0
Shares outstanding (in millions)					
End of period	**483**	482	482	482	482
Weighted average – basic	**482**	482	482	482	482
Weighted average – diluted	**486**	486	486	486	486

* Segregated fund deposits for the three months ended March 31, 2002 included $319 of segregated fund seed capital in Japan.

** Other managed funds included Seamark Asset Management Ltd. third party managed funds of $5,187 and $4,639 as at June 30, 2001 and March 31, 2001, respectively. Disposition of a portion of the Company's controlling interest in Seamark Asset Management Ltd. occurred in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.

*** Net income included non-recurring items related to the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company's investment in Seamark and two tax items, all of which in aggregate reduced net income by $64.

Shareholder Information

MANULIFE FINANCIAL CORPORATION HEAD OFFICE

200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Fax : (416) 926-5454

WEB SITE

www.manulife.com

INVESTOR RELATIONS

Manulife Financial Corporation
Investor Relations
200 Bloor Street East
7th Floor
Toronto, ON Canada M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail:
investor_relations@manulife.com

TRANSFER AGENT AND REGISTRAR

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, or to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also located in Montreal, Halifax, Winnipeg, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420
South Hackensack
NJ 07606-3420
U.S.A.
Tel: 1-800-783-9768
e-mail: inquiries@cibcmellon.com

Transfer Agent in Hong Kong
Central Registration
Hong Kong Limited
Shops 1712 – 1716
17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel: (852) 2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai
Banking Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691

AUDITORS

Ernst & Young LLP
Chartered Accountants
Toronto, Canada

MFC REPORT TO SHAREHOLDERS

This Report to Shareholders is also available online at www.manulife.com

RATINGS

Financial strength is a key factor in generating new business, maintaining and expanding distribution relationships and providing a base for expansion, acquisitions and growth. As at March 31, 2002, Manulife Financial had capital of Cdn $11.8 billion, including Cdn $8.5 billion of shareholders' equity. Manufacturers Life's financial strength and claims paying ratings are among the strongest in the life insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
Fitch Ratings	AAA	(1st of 22 categories)
Moody's	Aa2	(3rd of 21 categories)
Standard & Poor's	AA+	(2nd of 21 categories)

STOCK TRADING DATA

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation's stock on The Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The stock symbol is **MFC** on all exchanges except Hong Kong where it is **0945**. As at April 26, 2002, there were 483 million shares outstanding.

January 1 – March 31, 2002	Toronto	New York	Hong Kong	Philippines
High	$ 45.60	$ 28.75	$ 220	P 1,425
Low	$ 39.85	$ 25.05	$ 202	P 1,260
Close	$ 43.72	$ 27.45	$ 213	P 1,305
Average Daily Volume (000)	915	164	11	2
	Canadian $	United States $	Hong Kong $	Philippine Pesos

Electronic documents now available from Manulife Financial

Manulife Financial is pleased to introduce Electronic Documents. Access the information when you want, no more waiting for the mail. If this suits your needs, we would like you to take advantage of this new service.

The Manulife Financial documents available electronically are:

- **Annual Reports**
- **Shareholder Reports**
- **Notice of Shareholder Meetings**
- **Proxy related info**

These documents will be available to you on our Web site at **www.manulife.com** at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of a 486/33 processor (or MacIntosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Service Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife's transfer agent at the locations shown on page 16.

TO RECEIVE DOCUMENTS ELECTRONICALLY COMPLETE AND MAIL THE FORM ON THE REVERSE AND RETURN BY MAIL IN THE ENVELOPE PROVIDED.

Detach here and mail in the return envelope provided. (No postage necessary)

Consent to receive documents electronically

To receive documents electronically when they are available through Manulife Financial's electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial's Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

*Please note: We will contact you by phone **only** if there is a problem with your e-mail address.*

The information provided is confidential and will not be used for any purpose other than that described.

Please print

Shareholder Name: ______________________________

Contact Phone Number: (________) ______________________

Shareholder E-Mail Address: ______________________________

Shareholder Signature: ______________________________

Date: ____________